July 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	ClearSign Technologies Corporation

Registration Statement on Form S-1, as amended

Filed July 3, 2024

File No. 333-279550

Acceleration Request

Requested Date: Friday, July 12, 2024

Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-279550) (as amended, the “Registration Statement”) to become effective on Friday, July 12, 2024 at 4:30 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

ClearSign Technologies Corporation

By:	/s/ Colin James Deller
Colin James Deller
Chief Executive Officer

 ClearSign Technologies Corporation – 8023 East 63rd Place, Suite 101, Tulsa, Oklahoma 74133 – Tel: 206.673.4848 – www.clearsign.com